

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

Via E-mail
Mr. John Stinebaugh
Brookfield Property Group LLC
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023

> **Re: Brookfield Office Properties Inc.**
> **Rule 13e-3 Transaction Statement on Schedule 13E-3**
> **Filed by Brookfield Property Partners L.P. et al.**
> **Filed December 23, 2013**
> **File No. 005-59615**
> **Brookfield Property Partners L.P.**
> **Registration Statement on Form F-4**
> **Filed December 23, 2013**
> **File No. 333-193046**

Dear Mr. Stinebaugh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

General

1.   Please confirm that the offer is subject to, and that the Offerors are complying with, the laws, regulations and policies of Canada and/or any of its provinces or territories governing the conduct of the offer. See Rule 14d-1(b).

2. Please provide the disclosure required by Item 1004(e) of Regulation M-A, Item 1010(a)(3) of Regulation M-A and Item 4(a)(5) of Form F-4.

3. Please advise whether there are any persons who control Brookfield Asset Management Inc., other than its directors and executive officers. For instance, this could include equity holders of that entity. If so, please provide the disclosure required by General Instruction C to Schedule 13E-3 with respect to such persons.

Front page

4. Please ensure that all required legends appear on the outside front cover page of your offer document, including the legends required by Item 2 of Schedule 14D-1F and Rule 13e- 3(e)(1)(iii).

5. Please remove the disclaimer of responsibility for disclosure appearing under the heading "Notice Regarding BPO Information."

Background to the Offer, page 6

6. Please disclose in detail how the Offerors determined the offer price. Please also disclose the substance of the discussions that occurred throughout December 2013, with particular emphasis on discussions with BPO concerning the increase to the offer price.

Purpose and Structure of the Offer; Reasons for the Offer, page 8

7. Please disclose the exact number of BPO Common Shares that would constitute a majority of the BPO Common Shares that can be included for the purposes of "minority approval" under MI 61-101.

8. Please provide, with a view towards disclosure, your analysis of whether and under what circumstances a Compulsory Acquisition or Subsequent Acquisition Transaction would be subject to Rule 13e-3.

Position of the BPY Filing Persons Regarding the Fairness of the Offer, page 12

9. Please make the fairness representation regarding "unaffiliated security holders," rather than "unaffiliated Shareholders," which is restricted to holders of BPO Common Shares. See Item 1014(a) of Regulation M-A.

Factors Not Supportive of the Offerors' Fairness Determination, page 14

10. We note the disclosure appearing in the sixth bullet point on page 15. Please make the entire statement required by Item 1014(d) of Regulation M-A.

11.   We note the statement that "The BPY Filing Persons considered the value of BPO in a sale as a going concern by taking into account BPO's current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters." Please provide a more complete description of the BPY Filing Persons' analysis in this area.

Reports, Opinions, Appraisals and Negotiations, page 16

12.   Please summarize the individual components of all valuations appearing in Annex C.

13.   Please disclose all projections that are materially related to the Rule 13e-3 transaction, including the BPO and BPY projections provided to the financial advisor.

Rule 13e-3, page 20

14.   Please advise as to the source of the uncertainty with regard to both the affiliate status of the Offerors and the applicability of Rule 13e-3 to the transaction. Alternatively, you may revise this disclosure to eliminate that uncertainty.

Conditions of the Offer, page 65

15.   You state in the last paragraph on page 66 that you may assert any condition regardless of the circumstances giving rise it, including any action or inaction by the Offerors. The tender offer can be subject only to conditions that are not within your control. As stated in SEC Release No. 34-43069 (July 24, 2000), if a condition is within a bidder's control, the Commission believes that the offer is illusory and perhaps a "fraudulent, deceptive or manipulative" practice within the meaning of Section 14(e). Please revise.

Lock-Up Agreements, page 84

16.   Please disclose the name of each Locked-Up Shareholder and the percentage and amount of BPO Common Shares owned by each.

Source of Offered Consideration, page 85

17.   Please disclose with more specificity the information required by Item 1007(d)(1) and the second sentence of Item 1007(b) of Regulation M-A.

Annex C – Valuations

Engagement of Morgan Stanley, page C-1

18.   On page C-2, disclosure states that on December 3, Morgan Stanley delivered a preliminary valuation analysis and was paid $2 million for doing so. Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your proxy statement to summarize any and all presentations made by any outside party and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Independence of Morgan Stanley, page C-2

19.   We note the disclosure in the second paragraph of this section. Please disclose all compensation received or to be received as a result of the relationship between Morgan Stanley, its affiliates and/or unaffiliated representatives, on the one hand, and BPO and its affiliates, on the other hand, during the past two years. See Item 1015(b)(4) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Mile T. Kurta, Esq.
Torys LLP